UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3 TO

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Verus International Inc.

(Name of Issuer)

Common Stock, $0.000001 par value

(Title of Class of Securities)

94762 T 10 7

(CUSIP Number)

Neil I. Jacobs, Esq.

355 Lexington Avenue, 6th Floor

New York, NY 10017

(212) 233-1480

(Name, address and telephone number of Person

Authorized to Receive Notices and Communications)

June 25, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 94762T107	Page 2 of 7

1.		NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

ARJ Consulting, LLC EIN: 27-3612189
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.		SEC USE ONLY

4.		SOURCE OF FUNDS (See Instructions)

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.		CITIZENSHIP OR PLACE OF ORGANIZATION

NY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7.	SOLE VOTING POWER

0
	8.	SHARED VOTING POWER

353,999,999
	9.	SOLE DISPOSITIVE POWER

0
	10.	SHARED DISPOSITIVE POWER

353,999,999

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

353,999,999 beneficially owned by ARJ
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.6%
14.	TYPE OF REPORTING PERSON

OO

SCHEDULE 13D

CUSIP NO. 94762T107	Page 3 of 7

1.		NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

Andrew C. Garnock
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.		SEC USE ONLY

4.		SOURCE OF FUNDS (See Instructions)

PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.		CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7.	SOLE VOTING POWER

0
	8.	SHARED VOTING POWER

353,999,999
	9.	SOLE DISPOSITIVE POWER

0
	10.	SHARED DISPOSITIVE POWER

353,999,999

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

146,068 by Andrew Garnock’s wife, 353,999,999 by ARJ Consulting
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.001%, 13.6%
14.	TYPE OF REPORTING PERSON

IN

CUSIP NO. 94762T107	Page 4 of 7

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, $.000001 par value per Share (the “Common Stock”) of Verus International, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 9841 Washingtonian Blvd., Suite 390, Gaithersburg, MD 20878.

Item 2.	Identity and Background

(a) – (c). This statement is filed by a New York limited liability company, ARJ Consulting, LLC (“ARJ”) whose principal office is at 1188 Willis Avenue, #821, Albertson, NY 11507 and by Andrew C. Garnock, an individual with a business address at 1188 Willis Avenue, #821, Albertson, NY 11507 (“Garnock”), who is the sole member and sole manager of ARJ. By virtue of such status, Garnock is deemed to beneficially own all of ARJ’s shares of Common Stock. Additionally, his wife, Rochelle Rabenou – Garnock, owns 146,068 shares of Common Stock in her individual capacity. Both ARJ and Garnock are in the business of managing their own investments.

(d) – (f). Neither ARJ nor any principal thereof, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The source of funds used for the purchase of the Issuer’s Common Stock in the within-described Transaction was the corporate funds of ARJ. The aggregate funds used by ARJ to make the purchase were approximately $1,750,000. Garnock’s wife used her personal funds to acquire the 146,068 shares of Issuer Common Stock owned by her.

Item 4.	Purpose of Transaction

ARJ previously reported its acquisition of a significant position in the Issuer’s Common Stock (“Transaction”) in a Schedule 13D filing, dated February 8, 2019, as amended on June 4, 2019 and further amended on June 15, 2020. The within report is necessitated by the private sale by ARJ of an aggregate of 100,000,000 shares to a private buyer. All calculations herein specifically exclude 480,000,000 shares of Common Stock issuable upon exercise of a Warrant, previously described, which contains a prohibition on exercise based upon stock ownership. Such prohibition is waivable by the holder of the Warrant.

CUSIP NO. 94762T107	Page 5 of 7

Neither ARJ nor Garnock does, at present, seek control of the Issuer and ARJ has acquired the Common Stock for investment purposes. In pursuing such investment purposes, ARJ may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as it deems advisable to benefit from changes in market prices of the Common Stock, changes in the Issuer’s operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, ARJ routinely monitors the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, its liquidity requirements and other investment considerations. Consistent with its investment research methods and evaluation criteria, ARJ may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, ARJ’s modifying its ownership of the Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

ARJ and Garnock each reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to its investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all or part of the Common Stock beneficially owned by them, in the public market or privately negotiated transactions. ARJ and Garnock may, at any time reconsider and change its plans or proposals relating to the foregoing.

CUSIP NO. 94762T107	Page 6 of 7

Item 5.	Interest in Common Stock of the Issuer

(a) and (b). At present, the Issuer’s authorized common stock consists of 7,500,000,000 shares of common stock, par value of $.000001 per share, and certain preferred shares. ARJ owns an aggregate of 354,146,067 shares, which consists of 353,999,999 shares owned by ARJ itself and 146,068 shares owned by Andrew Garnock’s wife. Garnock shares voting control over ARJ’s shares with ARJ. His wife retains sole voting and dispositive power over the 146,068 shares of Common Stock owned by her.

(c) In the 60 days prior to this filing, neither ARJ nor Garnock has acquired any Issuer Common Stock in the open market.

(d) and (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Common Stock of the Issuer

Neither ARJ nor Garnock has any understandings, arrangements, relationships or contracts relating to the Issuer’s Common Stock which have not been described above.

Item 7.	Material to Be Filed as Exhibits

None.

CUSIP NO. 94762T107	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

ARJ CONSULTING, LLC

Dated: June 30, 2020	By:	/s/ Andrew C. Garnock
Andrew C. Garnock, Manager

Dated: June 30, 2020		/s/ Andrew C. Garnock
Andrew C. Garnock